On the Letterhead of Rubicon Minerals Corporation

 Via EDGAR

November 18, 2013

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
USA

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated November 13, 2013, regarding
Rubicon Minerals Corporation
Form 40-F for the Year Ended December 31, 2012
Filed March 18, 2013
File No. 001-32292

Dear Ms. Jenkins:

This letter responds to the staff’s comments set forth in the November 13, 2013 letter regarding the above-referenced Form 40-F.  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.1 – Consolidated Financial Statements
Independent Auditor’s Report

Staff Comment No. 1.

Please confirm that in future filings, the report provided by your current independent auditor will include the city and province where the report was issued.

Rubicon Minerals Corporation’s Response:

We acknowledge that in the filing process we inadvertently omitted the city and province where the report was issued.  The original manually signed report includes the omitted information.  We will ensure that in all future filings the copy of the report provided by our independent auditor will include the city and province where the report was issued.

Rubicon Minerals Corporation
Suite 1540 – 800 West Pender Street, Vancouver, British Columbia, Canada, V6C 2V6. Tel: 604-623-3333 / Fax: 604-623-3355
Website: www.rubiconminerals.com
RMX.TSX RBY:NYSE-MKT

Tia L. Jenkins
November 18, 2013

Exhibit 99.8 – Consent of Independent Auditors

Staff Comment No. 2.

Please confirm that in future filings, the consent provided by your independent auditor will identify the state and province where the consent was issued.

Rubicon Minerals Corporation’s Response:

We acknowledge that in the filing process we inadvertently omitted the city and province where the consent was issued.  The original manually signed consent includes the omitted information.  We will ensure that in all future filings the copy of the consent provided by our independent auditor will include the city and province where the consent was issued.

* * * * *

Rubicon Minerals Corporation hereby acknowledges that:

·	Rubicon Minerals Corporation is responsible for the adequacy and accuracy of the disclosure in the filing.

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

·	Rubicon Minerals Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 623-3333, or Randal R. Jones of Dorsey & Whitney LLP at (206) 903-8814.

Sincerely
RUBICON MINERALS CORPORATION
Per:

/s/ "Glenn Kumoi"

Glenn Kumoi
Vice President General Counsel &
Corporate Secretary

cc:        Dorsey & Whitney LLP
Attention:  Randal R. Jones